UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 19, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 / CVM Code No. 12793

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (BM&FBOVESPA: FIBR3 | NYSE: FBR), in addition to the Material Facts disclosed on December 13, 2012 and November 14, 2013 and the Notice to the Market disclosed on March 9, 2015, hereby informs its shareholders and the market in general that, on January 19, 2016, the Tax Federal Administrative Court (CARF — Conselho Administrativo de Recursos Fiscais) rejected the appeal filed by the Company in the administrative process No. 16561.720151/2012-12, regarding the tax assessment notice issued by the Brazilian Federal Revenue Service on the swap of companies’ shares held by Fibria, at that time denominated as Votorantim Celulose e Papel (VCP), and International Paper, with the consequent transfer of industrial and forestry assets. The appeal was rejected as per the casting vote of CARF’s President, a Brazilian Federal Revenue Service’s representative, upon the tie resulting from the votes of the other counselors.

We emphasize that the referred ruling was issued by CARF’s Superior Chamber and has not been formalized until this moment by the issuance of the relevant decision. After the publication of the decision, the Company will analyze whether it would be appropriate to challenge the referred ruling in the administrative level. If the filing of an appeal in the administrative level is not advisable, the discussion will continue in judicial courts, with small financial impact for the Company, corresponding to the payment of the required judicial guarantee.

The Company maintain its position to not constitute provisions for contingencies, based on the Company’s and its external legal advisors’ opinion that the probability of gain on this case is possible.

The amount of the tax assessment notice until December 2015 corresponds to R$1,633 million, of which R$557 million refer to the principal amount, R$417 million refer to fines, and R$659 million refer to interest.

Fibria deems it appropriate to inform this fact to the market, underlining its commitment to transparency with its shareholders and investors.

São Paulo, January 19, 2016.

Guilherme Perboyre Cavalcanti

Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2016

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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